VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Date: July 11, 2022

Re:    Relief Therapeutics Holding SA

CIK 0001854078

Request for Withdrawal of Registration Statement on Form 20FR12B

Filed July 1, 2022

File No. 001-41174

Dear Sir/Madam:

Relief Therapeutics Holding SA (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby respectfully requests the immediate withdrawal of the above-referenced registration statement on Form 20FR12B, together with all amendments thereto (the “Registration Statement”). The Registration Statement was erroneously filed registering the Registrant’s ADRs under the incorrect section of the Securities Exchange Act of 1934, as amended.

A new registration statement has been resubmitted on EDGAR correctly registering the Registrant’s ADRs under Section 12(g) of the Exchange Act. The Registration Statement had not been declared effective by the SEC.

Thank you for your kind attention to this matter.

Should you have any questions relating to the foregoing, please feel free to contact the Registrant’s legal counsel, Philip Schwartz of Akerman LLP, at (954) 468-2455 or philip.schwartz@akerman.com.

Very truly yours,

/s/ Jack Weinstein
Jack Weinstein
Chief Financial Officer